

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Michael Larsen
Chief Financial Officer
Illinois Tool Works, Inc.
155 Harlem Avenue
Glenview, IL 60025

   Re: Illinois Tool Works, Inc.
     Form 10-K For the Year Ended December 31, 2022
     Filed on February 10, 2023
     File No. 001-04797

Dear Michael Larsen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Technology